EXHIBIT B

SPII HOLDINGS INC., Marshall Islands

June 12, 2019

Board of Directors
DryShips, Inc.
109 Kifissias Avenue and Sina Street
151 24
Marousi, Athens, Greece

Dear Directors,

On behalf of SPII Holdings Inc and Mr. George Economou, we are pleased to propose a transaction pursuant to which DryShips Inc. (the “Company”) would be merged with a subsidiary of ours, which would result in all the outstanding common shares, par value $0.01 per share, of the Company (the “Common Shares”) not owned by our group being converted into the right to receive $4.00 in cash per share.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders and other constituencies on several fronts.

●
The proposed transaction represents a premium of approximately 27% to the Company’s closing price on June 12, 2019 and a premium of approximately 20% to the volume-weighted average price (VWAP) during the last 10 trading days.

●
The proposed transaction allows the Company’s shareholders to immediately realize an attractive value in cash for their investment, which also provides Company shareholders with certainty of value for their Common Shares (especially when viewed against the operational risks inherent in the Company’s businesses and the market risks inherent in remaining a public company).

●	We believe that private ownership is in the best interests of the Company, as it would result with the flexibility to focus on a long-term perspective without being constrained by the public company emphasis on achieving short-term results.  Accordingly, we are confident that this proposal not only offers compelling value to the Company’s shareholders but is also in the best interests of the Company and its other constituencies.

We set forth below additional key terms to our proposal.

(1) Special Committee Process.  It is our expectation that the Board of Directors will appoint a special committee of independent directors to consider our proposal and make a recommendation to the Board of Directors.  We will not move forward with the transaction unless it is approved by such a special committee.

As is publicly disclosed, our group owns approximately 83.35% of the outstanding Common Shares.  In considering this proposal, you should know that in our capacity as a Company shareholder, we only are interested in acquiring the Common Shares not already owned by our group and that in such capacity, we have no interest in selling any of our Common Shares nor would we expect, in our capacity as a Company shareholder, to vote in favor of any alternative sale, merger, or similar transaction involving the Company.

If the special committee does not recommend the proposed transaction, such determination would not adversely affect our future relationship with the Company and we would intend to remain as a long-term Company shareholder.

(2) Due Diligence and Documentation; Advisors.  Given we beneficially own approximately 83.35% of the Common Shares and our history with the Company, we will not need to conduct any due diligence of any kind prior to negotiating and executing mutually acceptable definitive documentation.  Thus, we currently are ready to negotiate and finalize definitive documentation.  While definitive documentation will not include any financing condition, our proposal will require the Company’s lenders to consent to the proposed transaction given current contractual provisions in the Company’s credit facilities.  Given our history with and control of the Company and our relationship with the Company’s lenders, we are confident that the Company will be able to obtain these consents without delaying the closing of the proposed transaction.  In connection with this proposal, we have engaged Orrick, Herrington & Sutcliffe LLP as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist it in its review of the proposed transaction.

(3) Disclosure.  In accordance with our legal obligations under U.S. securities laws, we promptly will file an amendment to our Schedule 13D, including a copy of this letter.  We believe it is appropriate, as well, for the Company to issue a press release regarding our proposal prior to the opening of trading today.

(4) No Binding Commitment.  Please be aware that our proposal is a preliminary expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner.  No legal obligation with respect to a transaction shall arise unless and until execution of mutually acceptable definitive documentation.

* * *

We and our advisors look forward to working with the special committee and its advisors to complete a mutually acceptable transaction.

We are available at your convenience to discuss any aspects of our proposal.  Should you have any questions regarding this proposal, please do not hesitate to contact us.  We look forward to hearing from you.

Sincerely,

/s/ Dr. Renato Cefai
Dr. Renato Cefai
Director of Mare Services Limited
Sole Director of SPII Holdings Inc.